

March 13, 2015

Via E-mail
Angelo Capozzolo
President
Buffalo Forklift Holdings, LLC
4624 Goodrich Road
Clarence, New York 14031

> **Re: Buffalo Forklift Holdings, LLC**
> **Amendment No. 2 to Regulation A Offering Statement on Form 1-A**
> **Filed on February 27, 2015**
> **File No. 024-10435**

Dear Mr. Capozzolo:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 18, 2015 letter.

Part I – Notification

Item 4. Jurisdictions, page iii

1.   We do not agree with your conclusion that the principals of Buffalo Forklift LLC were offering trading and marketing services as opposed to securities. As such, the principals of Buffalo Forklift Holdings do not appear to be eligible for the exemption available under Securities Exchange Act Rule 3a4-1 until at least March 22, 2015. Please either wait until the Rule 3a4-1 exemption is available or advise us how you intend to comply with the broker-dealer registration provisions of the Securities Exchange Act.

Part II – Offering Circular

Transfer of Units, page 7

2.   Your response to prior comment 4 indicates that you have added disclosure to the Offering Circular that any transfer of the Units must be made in compliance with applicable securities laws and that the company may require the transferor to obtain an opinion of counsel; however, we do not see where you have added that disclosure to your Offering Circular. Please advise or revise your disclosure as appropriate.

Exhibit 4.2 – Form of Subscription Agreement

3.   We note your response to prior comment 8; however, the Offering Circular disclosure that the minimum subscription is 10 Units does not reconcile to the minimum subscription of 25 Units as indicated in your Subscription Agreement. Please revise your disclosure in the Offering Circular or the Subscription Agreement as appropriate.

Exhibit 11.1 – Legality Opinion

4.   We note your response to prior comment 9; however, we do not see the changes indicted in your response in the opinion. Please file an opinion which includes the changes indicated in your response.

        You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

                                        Sincerely,

                                        /s/ Tim Buchmiller for

                                        Amanda Ravitz
                                        Assistant Director

cc (via e-mail):   Jonathan H. Gardner, Esq.
                   Kavinoky Cook LLP